UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ENSERVCO CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.005 PER SHARE

(Title of Class of Securities)

29358Y 102

(CUSIP Number)

DECEMBER 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Rick D. Kasch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,868,491 Common
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 2,868,491
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,868,491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%

12	TYPE OF REPORTING PERSON

IN

 ITEM 1. NAME AND ADDRESS OF ISSUER

(a) Name of Issuer:

Enservco Corporation

(b) Address of Issuer’s Principal Executive Offices

501 South Cherry Street, Suite 1000, Denver, CO 80246

Telephone: 303-333-3678

ITEM 2. IDENTITY AND BACKGROUND

(a) Name of Person Filing:

Rick D. Kasch

(b) Address of Principal Business Office of Person Filing:

501 South Cherry Street, Suite 1000, Denver, CO 80246

(c) Citizenship:

United States of America

(d) Title of Class of Securities

Common stock

(e) CUSIP Number

29358Y 102

ITEM 3.     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

a.	☐	Broker or Dealer registered under Section 15 of the Act

b.	☐	Bank as defined in Section 3(a)(6) of the Act

c.	☐	Insurance Company as defined in Section 3(a)(19) of the Act

d.	☐	Investment company registered under Section 8 of the Investment Company Act

e.	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

f.	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

g.	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

h	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

i	☐	A church plan that is excluded from the definition of an investment company under § 3(c)(4) of the Investment Company Act

j	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

h.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution.

Not applicable.

ITEM 4. OWNERSHIP

(a)	Amount beneficially owned:

2,868,491

Consisting of:

1.	1,899,324 shares owned;

2.	Warrants to acquire 37,500 shares.

3.	Vested options to acquire 861,667 shares

4.	Options to acquire 70,000 shares will vest on 1/1/17 if the conditions to vesting exist on such date.

(b)	Percent of Class

5.6%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 2,868,491

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition of: 2,868,491

(iv) Shared power to dispose or direct the disposition of: -0-

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATIONI OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATIONS

By signing below, the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2017

/s/ Rick D. Kasch
By: Rick D. Kasch